EXHIBIT 99.6
Media release

Rio Tinto starts tellurium production at Kennecott

11 May 2022
SALT LAKE CITY--(BUSINESS WIRE)-- Rio Tinto has started producing tellurium at its Kennecott copper operation in Utah, becoming one of only two U.S. producers of the critical mineral used in advanced thin film photovoltaic solar panels.

The tellurium will be refined in North America by 5N Plus, a leading global producer of specialty semiconductors and performance materials, under a commercial agreement between 5N Plus and Rio Tinto. The refined tellurium will primarily be supplied to First Solar, the only American company among the world’s ten largest solar manufacturers, under an existing supply contract between 5N Plus and First Solar. 5N Plus will also use the tellurium to manufacture ultra-high purity semiconductor materials at its facility in St. George, Utah, to serve the security and medical imaging markets.

Approximately 20 tons of tellurium will be produced per year through a new $2.9 million circuit built at the Kennecott refinery. This valuable material is recovered from by-product streams generated during the copper refining process, reducing the amount of waste that needs to be treated and discarded as mine tailings.

Tellurium is listed as a critical mineral by the U.S. Government due to its importance to the economy and energy security.

Rio Tinto Copper Chief Operating Officer Clayton Walker said: “We are proud to deliver a new domestic supply of tellurium to support the manufacturing of solar panels and other critical equipment here in the United States. Approximately 90 percent of the world’s tellurium resource is contained in copper ore and no other metal has more critical mineral by-products than copper. The Kennecott team is constantly looking for ways to extract new critical minerals to meet emerging demand for the clean energy transition.”

5N Plus President and Chief Executive Officer Gervais Jacques said: “As a leading global supplier of specialty semiconductor compounds for applications in renewable energy, security and medical imaging, 5N Plus is proud of this partnership with Rio Tinto, and to further leverage its expertise in the transformation of mining and metallurgical by-products into high purity value-added critical minerals such as tellurium, here in North America.”

First Solar Chief Manufacturing Operations Officer Mike Koralewski said: “Rio Tinto’s decision to invest in tellurium is a win for responsibly-produced, American solar. We’re thrilled that tellurium from Kennecott will play a role in powering our country’s transition to a sustainable energy future.”

Utah Governor Spencer Cox said, “Utah continues to play a key role in domestic production of critical minerals. With operations in our state like Rio Tinto Kennecott, we are able to demonstrate to the world how to responsibly make use of our natural resources to move toward a sustainable future.”

Tellurium is one of ten metals and products recovered from ore extracted at Kennecott, which produces nearly 15 percent of U.S. copper with the country’s lowest carbon footprint.

Notes to editors

Rio Tinto is partnering with the U.S. Department of Energy’s Critical Materials Institute (CMI) to discover further ways to economically recover critical minerals such as tellurium and lithium. The company is also investing in new facilities to extract battery-grade lithium from waste rock at its Boron, California mine site and high-quality scandium oxide from waste streams at its metallurgical complex in Sorel-Tracy, Quebec.

First Solar, which produces cadmium telluride (CadTel) solar panels, is expanding its U.S. manufacturing capacity by 3.3 gigawatts (GW) annually, by building its third American manufacturing facility in Lake Township, Ohio. When fully operational, the new facility will scale the company’s Northwest Ohio footprint to a total annual capacity of 6 GW, which is believed to make it the largest fully vertically integrated solar manufacturing complex outside of China.

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